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                            June 3, 2021

       Trung Tri Doan
       Chief Executive Officer
       SemiLEDs Corp
       3F, No.11 Ke Jung Rd., Chu-Nan Site
       Hsinchu Science Park, Chu-Nan 350
       Miao-Li County, Taiwan, R.O.C.

                                                        Re: SemiLEDs Corp
                                                            Form S-3 Filed May
28, 2021
                                                            File No. 333-256613

       Dear Mr. Doan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kevin
Stertzel at (202) 551-3723 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Manufacturing